UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Barings Private Credit Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06763A 101

(CUSIP Number)

Cliffwater Corporate Lending Fund

c/o UMB Fund Services, Inc.

Ann Maurer

235 West Galena Street

Milwaukee, WI 53212

414-299-2270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06763A 101	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cliffwater Corporate Lending Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,135,724.4 shares[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 44,235,355.2 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,235,355.2 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.5%
14.	TYPE OF REPORTING PERSON (see instructions) IV

1 The Reporting Persons have waived voting power in excess of 4.99%.

CUSIP No. 06763A 101	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cliffwater LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,135,724.4 shares[2]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 44,235,355.2 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,235,355.2 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.5%
14.	TYPE OF REPORTING PERSON (see instructions) IA

2 The Reporting Persons have waived voting power in excess of 4.99%.

CUSIP No. 06763A 101	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen Nesbitt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,135,724.4 shares[3]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 44,235,355.2 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,235,355.2 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

3 The Reporting Persons have waived voting power in excess of 4.99%.

CUSIP No. 06763A 101	13D	Page 5 of 7 Pages

This Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on September 8, 2021, hereby amends and supplements the responses to the initial Schedule 13D, as amended by Amendment No. 1 filed on February 11, 2022, Amendment Number 2 filed on May 24, 2022, and Amendment No. 3 filed on February 10, 2023 as follows:

Item 1.	Security and Issuer.

Common stock of Barings Private Credit Corporation. The address of its principal executive offices is 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202.

Item 2.	Identity and Background.

This Statement is being filed by Cliffwater Corporate Lending Fund, a statutory trust organized under the laws of the state of Delaware (“CCLF”), Cliffwater LLC, a Delaware limited liability company, its investment adviser (together with CCLF, the “Reporting Persons”) and Stephen Nesbitt, a U.S. citizen. The address of CCLF’s principal place of business and principal executive office is c/o UMB, 235 West Galena Street, Milwaukee, WI 53212. The address of (1) Cliffwater LLC’s principal place of business and principal executive office and (2) Stephen Nesbitt is 4640 Admiralty Way, 11th Floor, Marina del Rey, CA 90292.

The following are the officers of the CCLF: Stephen Nesbitt, President; Lance Johnson, Treasurer; Ann Maurer, Treasurer; and Bernadette Murphy, Chief Compliance Officer.

The following are the trustees of the CCLF: Paul Atkins, Dominic Garcia, Paul Williams and Stephen Nesbitt.

The following are the parent entities of Cliffwater LLC: CW Intermediate LLC, CW Parent LLC and CW Rollover LP. They are all formed under Delaware law.

The following are partners of CW Rollover LP: Stephen Nesbitt, Philip Hasbrouck, Stephen Blake Nesbitt, Thomas Lynch, Gabrielle Zadra, James Feidler, Jonathan Rogal, Caitlin Nemeth, Frances Beyers, Brian Rhone, Eli Sokolov, Jeffrey Topor, Thomas Brown,.

All of the individuals listed above are citizens of the United States. None of the persons or entities listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

The funds for the purchase of the 44,235,355.2 common shares came from the CCLF’s working capital. The total purchase price was $900,000,000.

Item 4.	Purpose of Transaction.

No change.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)       The responses to Items 7 to 13 on the three cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have waived voting power in excess of 4.99%.

CUSIP No. 06763A 101	13D	Page 6 of 7 Pages

(c)                None of CCLF or the persons listed in Item 2 above effected any transactions in the shares during the sixty days before the date of this Schedule 13D/A.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have waived voting power in excess of 4.99% pursuant to a Fund of Funds Investment Agreement with the Issuer dated April 20, 2021.

Item 7.	Material to Be Filed as Exhibits.

99.1	Fund of Funds Agreement, Dated as of April 20, 2021, between Cliffwater Corporate Lending Fund and Barings Private Credit Corporation.

CUSIP No. 06763A 101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Cliffwater LLC

By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt Title: Chief Executive Officer

Cliffwater Corporate Lending Fund

By:	Cliffwater LLC,
Investment Adviser

By:	/s/ Stephen Nesbitt
Name: Stephen Nesbitt Title: Chief Executive Officer

Stephen Nesbitt

/s/ Stephen Nesbitt
Stephen Nesbitt